Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2015	2014	2013	2012	2011
Computation of earnings
Pretax income (loss) (a)	$(43,488)	$87,623	$80,808	$103,646	$106,428
Add:
Interest expense on indebtedness	20,072	21,760	20,860	22,155	25,256
Amortization of debt issue costs	1,065	1,375	1,594	1,719	1,518
Interest portion of rent expense (b)	9,108	7,702	7,730	6,740	7,845
Distributed income of equity investees	31,117	125,058	17,780	24,353	17,831
Earnings	$17,874	$243,518	$128,772	$158,613	$158,878

Computation of fixed charges
Interest expense on indebtedness	$20,072	$21,760	$20,860	$22,155	$25,256
Amortization of debt issue costs	1,065	1,375	1,594	1,719	1,518
Interest portion of rent expense (b)	9,108	7,702	7,730	6,740	7,845
Fixed charges	$30,245	$30,837	$30,184	$30,614	$34,619

Ratio of earnings to fixed charges	0.59	7.90	4.27	5.18	4.59

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.